APPENDIX A-1
EXECUTIVE OFFICERS AND DIRECTORS
OF
SOFTBANK GROUP CORP.

Set forth below is a list of each executive officer and director of SoftBank Group Corp. setting forth the citizenship, business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Masayoshi Son*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Representative Director, Corporate Officer, Chairman & CEO of SoftBank Group Corp.	
Yoshimitsu Goto*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Board Director, Corporate Officer, Senior Vice President, CFO and CISO of SoftBank Group Corp.	
Ken Miyauchi*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Board Director of SoftBank Group Corp.; Special Advisor of SoftBank Corp.	SoftBank Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7529
Rene Haas*, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Board Director of SoftBank Group Corp.; Chief Executive Officer and Director of Arm Holdings plc	Arm Holdings plc 110 Fulbourn Road Cambridge CB1 9NJ United Kingdom

Masami Iijima*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director, Independent Officer of SoftBank Group Corp.; Counselor to MITSUI & CO., LTD.; Counsellor to Bank of Japan; Director of Takeda Pharmaceutical Company Limited; Director of KAJIMA CORPORATION	MITSUI & CO., LTD. 2-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8631 Japan
Keiko Erikawa*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director, Independent Officer of SoftBank Group Corp.; Chairman (Representative Director), KOEI TECMO HOLDINGS CO., LTD., Board Director, KOEI TECMO EUROPE LIMITED, Chairman Emeritus (Director), KOEI TECMO GAMES CO. LTD.; Director, Foundation for the Fusion Of Science and Technology	1-18-12 Minowa-cho, Kouhoku-ku, Yokohama-shi, Kanagawa, 223-8503 Japan

Kenneth A. Siegel*, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director of SoftBank Group Corp.; Board Director, Member of Executive Committee, Morrison & Foerster LLP	Morrison & Foerster LLP Shin-Marunouchi Bldg., 29th Floor 5-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-6529 Japan
Yutaka Matsuo*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director, Independent Officer of SoftBank Group Corp. and Professor, Graduate School of Engineering at the University of Tokyo	
David Chao*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Director, Independent Officer of SoftBank Group Corp.; Co-Founder and General Partner of DCM Ventures	DCM Ventures the ARGYLE aoyama 15F 2-14-4 Kita-aoyama, Minato-ku, Tokyo, 107-0061 Japan
Soichiro Uno**, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Audit & Supervisory Board Member of SoftBank Group Corp.; Partner at Nagashima Ohno & Tsunematsu; Director at Dream Incubator Inc.; and Director at TERUMO CORPORATION	
Yuji Nakata**, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Full-time External Audit & Supervisory Board Member, Independent Officer of SoftBank Group Corp.	

Keiichi Otsuka**, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Audit & Supervisory Board Member, Independent Officer of SoftBank Group Corp.; Audit & Supervisory Board Member, TBK Co., Ltd.; Representative of Otsuka CPA Office
Maurice Atsushi Toyama**, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Full-time External Audit & Supervisory Board Member, Independent Officer of SoftBank Group Corp.
Kazuko Kimiwada, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer, Senior Vice President of SoftBank Group Corp.
Timothy A. Mackey, a citizen of New Zealand SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer, CLO & GCO of SoftBank Group Corp.
Seiichi Morooka, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer, Head of CFO Office of SoftBank Group Corp.

*   Director
**   Corporate Auditor

APPENDIX A-2
EXECUTIVE OFFICERS AND DIRECTORS
OF
SOFTBANK GROUP CAPITAL LIMITED

Set forth below is a list of each executive officer and director of SoftBank Group Capital Limited setting forth the citizenship, business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Stephen Lam*, a citizen of the United States of America 69 Grosvenor Street, London, United Kingdom, W1K 3JP	General Counsel of SoftBank Group International	
Adam Westhead*, a citizen of the United Kingdom 69 Grosvenor Street, London, United Kingdom, W1K 3JP	Director, Co-Head of Strategic Transactions (Legal) of SoftBank Group International	
Sarah Taylor*, a citizen of the United Kingdom 69 Grosvenor Street, London, United Kingdom, W1K 3JP	Managing Partner, Global Tax, SoftBank Group International	

APPENDIX A-3
EXECUTIVE OFFICERS AND DIRECTORS
OF
SB ENERGY GLOBAL HOLDINGS ONE LIMITED

Set forth below is a list of each executive officer and director of SB Energy Global Holdings One Limited setting forth the citizenship, business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Alex Clavel, a citizen of the United States of America 69 Grosvenor Street, London, England, United Kingdom W1K 3JP	Director	
Adam Westhead, a citizen of the United Kingdom of Great Britain and Northern Ireland 69 Grosvenor Street, London, England, United Kingdom W1K 3JP	Director	

APPENDIX A-4
EXECUTIVE OFFICERS AND DIRECTORS
OF
SB ENERGY GLOBAL HOLDINGS LIMITED

Set forth below is a list of each executive officer and director of SB Energy Global Holdings Limited setting forth the citizenship, business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Alex Clavel, a citizen of the United States of America 69 Grosvenor Street, London, England, United Kingdom W1K 3JP	Director	
Adam Westhead, a citizen of the United Kingdom of Great Britain and Northern Ireland 69 Grosvenor Street, London, England, United Kingdom W1K 3JP	Director	
Stephen Lam, a citizen of the United States of America 69 Grosvenor Street, London, England, United Kingdom W1K 3JP	Director	